Mail Stop 3561

July 31, 2008

Via Fax & U.S. Mail

Mr. Joseph Gaspar
Chief Financial Officer
Advanced Technology Center
P.O.B. 539
Haifa 31053, Israel

> **Re:** **Elbit Systems Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed May 28, 2008**
> **File No. 000-28998**

Dear Mr. Gaspar:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2007

Operating Financial Review and Prospects – Management's Discussion and Analysis, page 80

– Summary of Operating Results, page 93

1. We note that you discuss the results of operations by revenues and gross profit. In future filings, please revise to discuss and analyze revenues and cost of revenues (rather than margins) separately. Because margins are impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenue results is appropriate. Also, in your discussion of revenue results, please quantify factors such as price, mix, and volume changes. Additionally, please expand your discussion of cost of revenue, marketing and selling expenses, and general and administrative expenses, to quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that marketing and selling expenses in 2007 were $157.4 million as compared to $111.9 million in 2006, but you do not give any reasons for the increase nor quantify the nature of any amounts that contribute to the increase.

- Liquidity and Capital Resources, page 101

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding.

Item 11. Quantitative and Qualitative Disclosure of Market Risk, page 137

3. We note you have identified exchange rate risk and interest rate risk as market risks. Please revise future filings to provide quantitative information of these risks in accordance with one of the three disclosure alternatives set forth in Item 11(a)(1) of Form 20-F.

Reports of Independent Registered Public Accounting Firms

4. We note that the audit report of Elisra Electronic Systems Limited indicates that the auditors did not audit the financial statements of certain consolidated subsidiaries, but relied on the reports of the other auditors. In order to ensure that all the appropriate audit reports have been included in the Form 20-F, please tell us the names of each of the subsidiaries of Elisra Electronic Systems Limited which were not included in the consolidated audit but whose financial statements were audited by other auditors and relied upon by the auditors of Elisra Electronic Systems Limited.

5. We note that the audit report of Talla-Com, Tallahassee Communications Industries, Inc. is dated March 6, 2006. In light of the fact that the report discloses that it covers the financial statements for the period ended December 31, 2007, please revise to include an appropriately dated audit report.

Audited Financial Statements

Statements of Income, page 152

6. We note your presentation of financial expenses on a net basis on the face of the statements of income. In light of the fact that it appears from your disclosure in Note 21 that the amount of interest income is significant, please separately disclose interest expense and interest income on the face of the statements of income in future filings. See Rule 5-03(b)(7) and (b)(8) of Regulation S-X.

7. It appears from your discussion of your business and types of contracts in Item 4 of the Form 20-F that revenue is generated by both products and services. In future filings, to the extent that the amounts related to each of these types of revenue is material, please separately disclose the revenue from products and the revenue from services on the face of the statements of income. Costs of revenues should similarly be separately disclosed for both products and services. See Rules 5-03(b)(1) and (2) of Regulation S-X.

Statement of Changes in Shareholders' Equity, page 153

8. In future filings, please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in your statements of changes in shareholders' equity or in the notes to the Company's financial statements. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130

Statements of Cash Flows, page 155

9. We note your presentation of short-term deposits on a net basis on the statement of cash flows. In light of your disclosure in Note 2E that these deposits have maturities greater than three months but less than one year, please explain to us why you believe it is appropriate to present these amounts on a net basis in the statement of cash flows. See paragraphs 11-13 of SFAS No. 95. Similarly, please tell us why you believe the net presentation for short-term bank credit and loans is appropriate.

Notes to the Financial Statements

Note 1. General, page 157

10. We note that in connection with the acquisition of Tadiran, you recognized goodwill in the amount of $194,100. In future filings, please disclose a description of the factors that contributed to a purchase price that results in recognition of goodwill and the amount of goodwill that is deductible for income tax purposes. See paragraphs 51b and 52c of SFAS No. 141.

Note 2. Significant Accounting Policies

T. Research and Development Costs, page 168

11. We note from your disclosure that customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs. In future filings, please revise the notes to the financial statements to disclose the terms of the significant agreements under the research and development arrangement (including royalty arrangements, purchase provisions, license agreements, and commitments to provide additional funding) as of the date of each balance sheet presented, and the amount of compensation earned and costs incurred under such contracts for each period for which an income statement is presented. See paragraph 14 of SFAS NO. 68.

AA. Variable Interest Entities, page 172

12. We note your disclosure that because Elbit Systems is the primary beneficiary, U-TacS, a VIE, is consolidated in Elbit Systems' financial statements. Please revise the notes to the financial statements in future filings to include the disclosures required by paragraphs 23-26 of FIN46(R) as applicable, or explain why you do not believe any additional disclosures are required.

Note 3. Trade Receivables, Net, page 174

13. We note from your disclosure in Note 3 that trade receivables includes an amount representing unbilled receivables. In future filings, please revise the notes to the financial statements to include a general description of the prerequisites for billing. Also, separately disclose billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount. Additionally, please state the amounts included in each item which are expected to be collected after one year. See Rule 5-02(3) of Regulation S-X.

Note 8. Long-Term Deposits and Securities, page 181

14. We note your disclosure that based on fair value indications received and valuation models applied by the investment banks and an analysis of other-than-temporary impairment factors, you recorded an impairment charge of approximately $10 million during 2007 on your auction rate securities holdings. Please tell us, and disclose in future filings, the nature of the assumptions included in your other-than-temporary impairment analysis and the valuation techniques used to determine fair value. Also, please tell us and disclose in future filings why you believe the remaining balance of ARS securities is not impaired at December 31, 2007.

Note 16. Taxes on Income
– D. Taxes On Income, page 194

15. We note your disclosure of the taxes on income in both 2007 and 2006 includes an adjustment for the previous years. Please explain to us, and disclose in future filings, the nature of these adjustments and tell us why you believe it is appropriate to make the adjustments in 2007 and 2006, respectively, rather than through corrections to the financial statements of the periods to which the adjustments relate.

Note 17. Commitments and Contingent Liabilities

– C. Legal Claims, page 199

16. We note your disclosure that in November 2007, a jury awarded damages against Kollsman and other defendants in the amount of $4,400 related to the Innovative Solutions and Support, Inc. trial. Please tell us if you have any amount accrued related to this jury award and if not, please tell us why you believe it is not appropriate to record an accrual in accordance with SFAS No. 5. Also, in future filings, please revise the notes to your financial statements to include the disclosures required by paragraphs 9-10 of SFAS No. 5. As part of your revised disclosure, please disclose the amount or range of potential losses to which you are exposed, to the extent such amounts exceed the amounts of any accruals that have been established. If no estimate of the range or amount of potential losses can be made, a statement to this effect should be included in the notes to your financial statements.

17. We note from your disclosure on page 122 of your Form 20-F that there is a pending arbitration claim between Elop and Rafael. Please revise your notes to the financial statements in future filings to disclose the nature of this arbitration and any exposure to amounts accrued. See paragraphs 9-10 of SFAS No. 5.

Note 18. Shareholders' Equity, page 203

18. We note that in 2007 a new stock option plan was approved, options were granted and a significant amount of compensation expense was recorded. In future filings, please consider including your accounting for stock compensation expense as a Critical Accounting Estimate in MD&A. Your revised disclosure should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Note 19. Major Customer and Geographic Information, page 207

19. We note from your disclosure that you operate in one reportable segment. In light of the different types of product lines and contracts and different types of customers, please explain to us why you believe it is appropriate to report under one operating segment. As part of your response, please address the criteria in paragraphs 10-16 of SFAS No. 131 that were used by management in determining the number of reportable segments.

Schedule II. Valuation and Qualifying Accounts, page S-1

20. We note from your disclosure that provisions for losses on long-term contracts increased by $19,176, not including the $37,093 increase related to the TadComm acquisition. Please tell us, and disclose in MD&A in future filings, the reasons for this increase in the provision. Also, tell us if the provisions relating to the TadComm acquisition were recorded as part of the purchase price allocation or if they were charged to expense during the year ended December 31, 2007.Additionally, please tell us, and disclose in MD&A in future filings, the reason for the increase in the provision for claims and potential contractual penalties and others during the year ended December 31, 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (212) 704-5918
Ms. Elizabeth Cho
Jenkins & Gilchrist